SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Onion Global Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

68277G107**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of Onion Global Limited (the “Issuer”). Each ten ADSs represent one Class A ordinary share, par value US$0.0001 per share, of the Issuer (“Class A ordinary shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68277G107**	13G

1	NAMES OF REPORTING PERSONS YGC Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,271(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 938,271(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,271(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (i) 187,654 Class A ordinary shares in the form of 1,876,540 restricted ADSs, and (ii) 750,617 Class A ordinary shares held by YGC Holdings Limited.

(2)	This percentage is calculated based on 8,924,881 ordinary shares of the Issuer as a single class, being the sum of (i) 4,084,881 Class A ordinary shares, and (ii) 4,840,000 Class B ordinary shares issued and outstanding as of May 6, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated May 6, 2021 filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

2

CUSIP No. 68277G107**	13G

1	NAMES OF REPORTING PERSONS Shanghai Fenghao Enterprise Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐	(b)	☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,271(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 938,271(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,271(3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3)	Represents (i) 187,654 Class A ordinary shares in the form of 1,876,540 restricted ADSs, and (ii) 750,617 Class A ordinary shares held by YGC Holdings Limited, which holds these 938,271 ordinary shares for the benefit of Shanghai Fenghao Enterprise Management L.P.

(4)	This percentage is calculated based on 8,924,881 ordinary shares of the Issuer as a single class, being the sum of (i) 4,084,881 Class A ordinary shares, and (ii) 4,840,000 Class B ordinary shares issued and outstanding as of May 6, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated May 6, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

3

CUSIP No. 68277G107**	13G

1	NAMES OF REPORTING PERSONS Tibet Xianfeng Qiyun Investment Consulting Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐	(b)	☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,271(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 938,271(5)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,271(5)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%(6)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(5)	Represents (i) 187,654 Class A ordinary shares in the form of 1,876,540 restricted ADSs, and (ii) 750,617 Class A ordinary shares held by YGC Holdings Limited, which holds these 938,271 ordinary shares for the benefit of Shanghai Fenghao Enterprise Management L.P., whose general partner is Tibet Xianfeng Qiyun Investment Consulting Co., Ltd.

(6)	This percentage is calculated based on 8,924,881 ordinary shares of the Issuer as a single class, being the sum of (i) 4,084,881 Class A ordinary shares, and (ii) 4,840,000 Class B ordinary shares issued and outstanding as of May 6, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated May 6, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

4

CUSIP No. 68277G107**	13G

1	NAMES OF REPORTING PERSONS Lhasa Nianqing Enterprise Management Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐	(b)	☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,271(7)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 938,271(7)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,271(7)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%(8)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(7)	Represents (i) 187,654 Class A ordinary shares in the form of 1,876,540 restricted ADSs, and (ii) 750,617 Class A ordinary shares held by YGC Holdings Limited, which holds these 938,271 ordinary shares for the benefit of Shanghai Fenghao Enterprise Management L.P., whose general partner is Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. The controlling shareholder of Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. is Lhasa Nianqing Enterprise Management Co., Ltd.

(8)	This percentage is calculated based on 8,924,881 ordinary shares of the Issuer as a single class, being the sum of (i) 4,084,881 Class A ordinary shares, and (ii) 4,840,000 Class B ordinary shares issued and outstanding as of May 6, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated May 6, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

5

CUSIP No. 68277G107**	13G

1	NAMES OF REPORTING PERSONS Keyi Chen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐	(b)	☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,271(9)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 938,271(9)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,271(9)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%(10)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(9)	Represents (i) 187,654 Class A ordinary shares in the form of 1,876,540 restricted ADSs, and (ii) 750,617 Class A ordinary shares held by YGC Holdings Limited, which holds these 938,271 ordinary shares for the benefit of Shanghai Fenghao Enterprise Management L.P., whose general partner is Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. The controlling shareholder of Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. is Lhasa Nianqing Enterprise Management Co., Ltd., which is in turn wholly owned by Mr. Keyi Chen.

(10)	This percentage is calculated based on 8,924,881 ordinary shares of the Issuer as a single class, being the sum of (i) 4,084,881 Class A ordinary shares, and (ii) 4,840,000 Class B ordinary shares issued and outstanding as of May 6, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated May 6, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

6

CUSIP No. 68277G107**	13G

Item 1(a)	Name of Issuer:

Onion Global Limited

Item 1(b)	Address of Issuer’s principal executive offices:

No. 309 3-05 Huangfu Avenue Zhong
Tianhe District, Guangzhou City, Guangdong Province
People’s Republic of China

Items 2(a)	Name of Reporting Persons filing:

(i) YGC Holdings Limited,

(ii) Shanghai Fenghao Enterprise Management L.P.,

(iii) Tibet Xianfeng Qiyun Investment Consulting Co., Ltd.,

(iv) Lhasa Nianqing Enterprise Management Co., Ltd., and

(v) Keyi Chen

(collectively, the “Reporting Persons”).

Item 2(b)	Address or principal business office or, if none, residence:

Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

Item 2(c)	Citizenship:

(i) YGC Holdings Limited — British Virgin Islands
(ii) Shanghai Fenghao Enterprise Management L.P. — People’s Republic of China
(iii) Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. — People’s Republic of China
(iv) Lhasa Nianqing Enterprise Management Co., Ltd. — People’s Republic of China

(v) Keyi Chen — People’s Republic of China

Item 2(d)	Title of class of securities:

Class A ordinary shares, par value US$0.0001 per share

Item 2(e)	CUSIP No.:

68277G107. This CUSIP number applies to the ADSs of the Issuer. Each ten ADSs represent one Class A ordinary share.

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

7

CUSIP No. 68277G107**	13G

Item 4	Ownership

The following information with respect to the ownership of Class A ordinary shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of December 31, 2021.

Reporting Persons	Amount Beneficially Owned		Percent of Class(1)	Percent of Aggregate Voting Power(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
YGC Holdings Limited	938,271	(3)	10.5%	1.8%	938,271	0	938,271	0
Shanghai Fenghao Enterprise Management L.P.	938,271	(3)	10.5%	1.8%	938,271	0	938,271	0
Tibet Xianfeng Qiyun Investment Consulting Co., Ltd.	938,271	(3)	10.5%	1.8%	938,271	0	938,271	0
Lhasa Nianqing Enterprise Management Co., Ltd.	938,271	(3)	10.5%	1.8%	938,271	0	938,271	0
Keyi Chen	938,271	(3)	10.5%	1.8%	938,271	0	938,271	0

(1)	Calculation is based on 8,924,881 ordinary shares of the Issuer as a single class, being the sum of (i) 4,084,881 Class A ordinary shares, and (ii) 4,840,000 Class B ordinary shares issued and outstanding as of May 6, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated May 6, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	The percent of aggregate voting power beneficially owned by each Reporting Person is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A Ordinary shares and Class B Ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class B Ordinary share is entitled to ten votes per share, whereas each Class A Ordinary share is entitled to one vote.

(3)	Represents (i) 187,654 Class A ordinary shares in the form of 1,876,540 restricted ADSs, and (ii) 750,617 Class A ordinary shares held by YGC Holdings Limited, an exempted company incorporated with limited liability under the laws of the British Virgin Islands, which holds these 938,271 ordinary shares for the benefit of Shanghai Fenghao Enterprise Management L.P., whose general partner is Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. The controlling shareholder of Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. is Lhasa Nianqing Enterprise Management Co., Ltd., which is in turn wholly owned by Mr. Keyi Chen. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Shanghai Fenghao Enterprise Management L.P., Tibet Xianfeng Qiyun Investment Consulting Co., Ltd., Lhasa Nianqing Enterprise Management Co., Ltd. and Mr. Keyi Chen may be deemed to beneficially own all of the shares of the Issuer owned by YGC Holdings Limited. However, Mr. Keyi Chen disclaims beneficial ownership of these shares of the Issuer held by YGC Holdings Limited except to the extent of his own pecuniary and economic interests therein.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

8

CUSIP No. 68277G107**	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 9, 2022.

YGC Holdings Limited

By:	/s/ Hong Shi
Name:	Hong Shi
Title:	Director

Shanghai Fenghao Enterprise Management L.P.

By: Tibet Xianfeng Qiyun Investment Consulting Co., Ltd., as its general partner

By:	/s/ Shiyu Wang
Name:	Shiyu Wang
Title:	Director

Tibet Xianfeng Qiyun Investment Consulting Co., Ltd.

By:	/s/ Shiyu Wang
Name:	Shiyu Wang
Title:	Director

Lhasa Nianqing Enterprise Management Co., Ltd.

By:	/s/ Xiaoye Wang
Name:	Xiaoye Wang
Title:	Director

Keyi Chen

/s/ Keyi Chen
Name:	Keyi Chen

CUSIP No. 68277G107**	13G

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement